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                            June 3, 2024

       Adam Drapczuk
       Chief Financial Officer
       NEXGEL, INC.
       , Suite B
       Langhorne, PA 19047

                                                        Re: NEXGEL, INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed April 10,
2024
                                                            File No. 001-41173

       Dear Adam Drapczuk:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 9A. Controls and Procedures, page 25

   1. Please amend your filing to provide management's annual report on internal control over financial reporting.
Ensure you include a statement of management's responsibility for establishing and
maintaining adequate internal control over financial reporting and a statement identifying
the framework used by management to evaluate the effectiveness of internal control over
financial reporting. Also, include management's assessment of the effectiveness of
internal control over financial reporting as of December 31, 2023, including a statement
as to whether or not internal control over financial reporting is effective. Refer to
Item 308(a) of Regulation S-K.
   2. In light of the missing internal control over financial reporting disclosures, please re-
                                                        evaluate your
conclusion regarding the effectiveness of disclosure controls and procedures. Also
address this comment for your March 31, 2024 Form 10-Q   s conclusion
                                                        for your disclosure
controls and procedures.
 Adam Drapczuk
NEXGEL, INC.
June 3, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.



                                                          Sincerely,
FirstName LastNameAdam Drapczuk
                                                          Division of
Corporation Finance
Comapany NameNEXGEL, INC.
                                                          Office of Industrial
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June 3, 2024 Page 2                                       Services
FirstName LastName